Exhibit 99.3

Brazil’s AES Eletropaulo Deploys NICE Real-Time Solutions to
Significantly Improve Operational Efficiency

AES Eletropaulo markedly reduces call volume and lowers processing time for a fast ROI

RA’ANANA, ISRAEL, November 11, 2014 – NICE Systems (NASDAQ: NICE) today announced that AES Eletropaulo, a major power distributor in Brazil, deployed NICE Real-Time Process Optimization in its contact center to improve operational efficiency, lower the number of repeat calls, and reduce average processing time. In partnership with Belltech, NICE implemented the solution at AES Eletropaulo’s two contact centers, which employs 1,200 agents handling an average of 1 million interactions per month.

By using NICE Real-Time Process Optimization, AES Eletropaulo has achieved a fast ROI within just 10 months of deployment as evidenced by impressive results such as:
•	A decrease in overall average handle time by 30 seconds per call
•	Process improvements in handling billing inquiries which lowered handle time by 2 minutes and 45 seconds
•	An increase in first call resolution
•	A reduction in the amount of training time necessary for new agents

Using NICE Real-Time Process Optimization, AES Eletropaulo developed automated processes and provided agent guidance to reduce average handle time, errors and repeat calls. Consequently, agents are using their time more effectively, freeing them up to expand their responsibilities to better service their customers. The NICE solution seamlessly integrates with agent desktop applications and provides agent guidance based on call context. For example, if a customer calls about a billing inquiry, the solution will generate a pop-up message in real time during the conversation to quickly guide the agent with the correct response.

The success of the NICE Real-Time Process Optimization implementation has led AES Eletropaulo to plan the deployment in the near future of the NICE Real-Time Activity Monitoring solution. They intend to use it in their back office to capture and analyze employee desktop activity for visibility into process inefficiencies and employee best practices.

Ricardo Martins, Customer Relations Manager, AES Eletropaulo
"We had a 30-second reduction of overall average handle time in our contact center, with a return on investment in ten months. The basis of NICE Real-Time Process Optimization creates bidirectional communication with the various windows and elements corresponding to the agent desktop applications screen. The solution has helped us to quickly and effectively service our customers while introducing key efficiencies into our operations.”

Luiz Camargo, General Manager Southern Cone, NICE Brazil
"NICE’s implementation at AES Eletropaulo further extends our reach in Brazil, one of the world’s fastest growing markets. This project is an important achievement for NICE, clearly demonstrating how our solutions provide added value to the utilities market, to help companies significantly improve operational efficiency and provide an exceptional customer experience.”

About AES Eletropaulo
AES Eletropaulo operates in the Metropolitan Region of São Paulo, distributing electricity to 24 municipalities in a total area of 4,526 km2. Considering the consumption and revenues, the company is the largest power distributor in Latin America, serving 6.7 million consumer units and approximately 20.1 million customers. www.aeseletropaulo.com.br

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Camargo, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.